# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 06/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002073859
Persons authorized to receive notices and communications: S8 Global Fintech Regtech Fund, 2C Parc D'Activites, Capellen, Luxembourg (N4), 8308, 44 20 7100 5553

## Reporting persons
- S8 Global Fintech & Regtech Fund (CIK 0002073859): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 3,390,354; shared voting power 0; sole dispositive power 3,390,354; shared dispositive power 0; aggregate amount beneficially owned 3,390,354 (21.34% of the class)
  Comment: Beneficial ownership percentage based on 15,885,647 shares of the Issuer's common stock, $0.001 par value per share, outstanding as of June 5, 2025, as disclosed in that certain Amendment No. 1 to Registration Statement on Form S-1, filed by the Issuer with the U.S. Securities and Exchange Commission ('SEC") on June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Comment: The class of equity securities to which this Schedule 13D ("Schedule 13D"), relates is the shares of common stock, $0.001 par value per share (the "Shares") of RYVYL, Inc., a Nevada corporation (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: S8 Global Fintech & Regtech Fund (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 2C Parc D'Activites, Capellen, Luxembourg, 8308
Present principal occupation or employment: The Reporting Person is a Luxembourg-based alternative investment fund (AIF) that is registered with the CSSF (Commission de Surveillance du Secteur Financier) registration number: V11163
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Luxembourg

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds is from the Reporting Person's existing portfolio companies. Specifically, it includes: (i) the repayment of a loan by one of its portfolio entities, a UK-based electronic money institution ("EMI") regulated by the U.K. Financial Conduct Authority ("FCA"); and (ii) a loan provided by another portfolio company, a U.K.-based authorized payment institution ("API") also regulated by the FCA, which is expected to be repaid through dividends distributed by such company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person from time to time intends to review its investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, it may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure is based upon 15,885,647 Shares issued and outstanding as of June 5, 2025, as disclosed in that as disclosed in that certain Amendment No. 1 to Registration Statement on Form S-1, filed by the Issuer with the SEC on June 16, 2025. As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 3,390,354 Shares, which constitutes 21.34% of the issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, the Reporting Person has the sole power to vote or direct to vote, or sole power to dispose or direct to dispose or to direct the disposition, in respect of 3,390,354 Shares. The Reporting Person currently holds no Shares for which there is shared power to dispose or direct the disposition thereof.
Transactions in the class effected during the past sixty days: As disclosed in that certain statement of changes in beneficial ownership on Form 4 filed with the SEC on June 24, 2025 and June 27, 2025, the Reporting Person engaged in certain purchase transactions in respect of the Shares on June 23, 2025, June 24, 2025, June 25, 2025 and June 26, 2025.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- S8 Global Fintech & Regtech Fund: /s/ Geraldine Gantenbein, Geraldine Gantenbein/Manager (06/27/2025)